SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ExpressJet Holdings, Inc.

(Name of Issuer)

Common Stock,
par value $0.01 per share

(Title of Class of Securities)

30218U306

(CUSIP Number)

May 7, 2009

(Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐           Rule 13d-1(b)
☒          Rule 13d-1(c)
☐           Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30218U306	13G	Page 2 of 9 Pages

 COMMON STOCK

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Leap Tide Capital Management, Inc. 20-5769766
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): a) ☒ b) ☐
(3)	SEC use only:
(4)	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 882,571
(6) Shared Voting Power 0
(7) Sole Dispositive Power 882,571
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 882,571
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9): 5.87%
(12)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30218U306	13G	Page 3 of 9 Pages

 COMMON STOCK

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Jan Loeb
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): a) ☒ b) ☐
(3)	SEC use only:
(4)	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 882,571
(6) Shared Voting Power 0
(7) Sole Dispositive Power 882,571
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 882,571
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9): 5.87%
(12)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30218U306	13G	Page 4 of 9 Pages

Item 1(a).  Name Of Issuer:

ExpressJet Holdings, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067

Item 2(a).  Names of Persons Filing:

(i)             Leap Tide Capital Management, Inc.

(ii)            Jan Loeb

Jan Loeb is the President and a member of the Board of Directors of Leap Tide Capital Management, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

Leap Tide Capital Management, Inc.
10451 Mill Run Circle, Suite 400
Owings Mills, MD 21117

Item 2(c).  Citizenship:

Leap Tide Capital Management, Inc. is a Delaware corporation.  Jan Loeb is a UnitedStates citizen.

Item 2(d).  Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

30218U306

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

CUSIP No. 30218U306	13G	Page 5 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.  Ownership

Common Stock

(i)	Leap Tide Capital Management, Inc.

(a)	Amount Beneficially Owned:
882,571 shares

(b)           Percent of Class:  5.87%

(c)           Number of shares as to which the person has:

(i)           sole power to vote or direct the vote:  882,571

(ii)          shared power to vote or direct the vote:  0

(iii)         sole power to dispose or to direct the disposition of: 882,571

(iv)         shared power to dispose or to direct the disposition of:  0

(ii)	Jan Loeb

(a)	Amount Beneficially Owned:
882,571 shares

(b)           Percent of Class:  5.87%

(c)           Number of shares as to which the person has:

(i)           sole power to vote or direct the vote:  882,571

(ii)           shared power to vote or direct the vote:  0

(iii)	sole power to dispose or to direct the disposition of: 882,571

CUSIP No. 30218U306	13G	Page 6 of 9 Pages

(iv)           shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons are the sole members of the group.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

CUSIP No. 30218U306	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2009	LEAP TIDE CAPITAL MANAGEMENT, INC., a Delaware corporation

/s/ Jan Loeb
	By:	Jan Loeb
	Its:	President

Date: May 19, 2009	/s/ Jan Loeb
Jan Loeb

CUSIP No. 30218U306	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 19, 2009 by and among Jan Loeb and Leap Tide Capital Management, Inc.